UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2014

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 5, 2014

Q1 2014

United States GAAP

First Quarter Report
For the three months ended March 31

Sierra Wireless is the global leader in M2M devices and cloud services, delivering intelligent solutions that simplify the connected world.

Report to Shareholders

In the first quarter of 2014, our results and achievements signaled a strong start to the year. We delivered record quarterly revenue that drove significant improvement in year-over-year profitability. During the quarter, we also closed the acquisition of In Motion Technology which strengthens our Enterprise Solutions business with complementary, high margin wireless gateway products and software.
Revenue in the first quarter was $121.2 million, representing an increase of 19.5% year-over-year. Both our business segments - OEM Solutions and Enterprise Solutions - showed strong revenue growth compared with the same period last year. Our adjusted EBITDA was $4.1 million in the first quarter, an increase of 127% compared with the same period in the prior year.
In our OEM Solutions business, year-over-year revenue growth was 19%, driven by improving sales of our 3G and 4G embedded modules. We continued to experience strong revenue contribution from our key market segments including Automotive, Energy, Networking and Mobile Computing. A significant highlight during the quarter was our design win activity. We secured a record number of design wins in the first three months of this year, with more than half of these representing new programs that we expect will generate incremental revenue going forward. Our design wins also provide solid evidence of an overall increase in global wireless machine-to-machine activity. In February, we launched our next-generation embedded application platform called Legato at Mobile World Congress. Legato is an open source platform that enables developers to get their applications up and running quickly, get to market faster, and lower overall solution costs. Legato will come pre-integrated with our next generation Smart embedded module platforms and is currently being trialed by several customers.
In our Enterprise Solutions business, revenue growth was solid, improving by 23% year-over-year including a partial quarter contribution from the acquired In Motion Technology. During the quarter, we saw continued strength from our recently launched AirLink LS300 and GX440 gateway products, including another year-over-year increase in revenue from Europe. We also continued to make solid progress with our AirVantage Cloud services offering, adding a record number of new AirVantage Management Services customers during the quarter. We also entered into an agreement with Tech Mahindra - a large global IT solutions integrator - to collaborate in developing and deploying end-to-end M2M solutions for customers worldwide.
We ended the quarter in a strong cash position and remain focused on putting our balance sheet to work in acquiring great M2M companies. Our corporate objective is to further expand our position in the M2M value chain, strengthen margins and drive accretive growth.  I believe our track record of doing this is proven. Our aim is to extend this track record with additional strategic acquisitions like our purchase of AnyData and In Motion Technology.
Overall, we believe the company is exceptionally well positioned to capitalize on the expanding global M2M market opportunity. We have a blue-chip customer base, new customer design wins, and differentiated products and solutions that span the M2M value chain. I believe that our solutions will enable us to continue to drive profitable growth, expand our margins, and increase shareholder value.
I thank you for your continued confidence and look forward to reporting to you on our achievements in the coming year.

Jason W. Cohenour
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the "Cautionary Note Regarding Forward-Looking Statements" in the attached Management's Discussion & Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three months ended March 31, 2014, and up to and including May 2, 2014. This MD&A should be read together with our unaudited interim consolidated financial statements for the three month periods ended March 31, 2014 and March 31, 2013, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2013 (“the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws. Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect;

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters; and

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

OVERVIEW
Business Overview
Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is the global leader in machine-to-machine ("M2M") devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G, and 4G LTE embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster.
On March 3, 2014, we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for $24.8 million. In Motion is a leader in mobile enterprise solutions, providing rugged in-vehicle mobile routers that are integrated with an advanced mobile-optimized security system and a powerful management and application platform. In Motion's solutions are used by public safety, transit and utility fleets across the United States and Canada. This acquisition further strengthens our leadership position in M2M and will broaden our product portfolio focused on enterprises.
We operate under two reportable segments: OEM Solutions and Enterprise Solutions. Our OEM Solutions segment includes embedded wireless modules and tools for OEM customers to integrate wireless connectivity into products and solutions across a broad range of industries, including automotive, networking, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics, including leading PC and tablet manufacturers. Within our OEM Solutions segment, the AirPrime® Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G LTE technologies and includes robust remote device management capability, as well as support for on-board embedded applications using the OpenAT® Application Framework.

Our Enterprise Solutions segment includes intelligent gateways, modems and tools for enterprise customers, including a cloud-based platform for building, deploying and managing M2M applications. These products enable enterprise customers to get their M2M applications up and running quickly. The recently acquired In Motion business is being integrated and reported within our Enterprise Solutions segment.

Within our Enterprise Solutions segment, the AirLink® product portfolio includes 2G, 3G and 4G LTE gateways. AirLink devices are rugged, intelligent wireless gateways that provide plug-and-play mission-critical connectivity. They are designed for use where reliability and security are essential, and are sold to public safety, transportation, field service, energy, industrial, retail and financial enterprises around the world. AirLink gateways can be easily configured for the customer's application, and also support on-board embedded applications using the ALEOS Application Framework.

Our Enterprise Solutions segment also includes the AirVantage® M2M Cloud which provides a secure, scalable infrastructure for M2M applications. The AirVantage Enterprise Platform can be used to collect and store machine data, and process and schedule events from any number of devices, across any network operator around the world. M2M solution developers can use the latest cloud application programming interface standards to quickly integrate machine data with their own enterprise applications and back-end systems. The AirVantage Management Service can be used to centrally deploy and monitor M2M devices, including configuring device settings, delivering firmware and embedded application updates, and administering airtime subscriptions across global networks.

First Quarter Overview
Our first quarter 2014 revenue of $121.2 million included a contribution of $1.3 million from the acquired In Motion business from closing on March 3, 2014 to March 31, 2014. Excluding In Motion, first quarter 2014 revenue increased 1.1% compared to the fourth quarter of 2013, at the higher end of our guidance range and up 18.2% year-over-year. Revenue from our Enterprise Solutions product line decreased 10.4% compared to the fourth quarter of 2013 due to seasonality of demand and increased 23.3% year-over-year as we continued to experience momentum in the marketplace with our recently launched AirLink gateway products plus added revenue from the acquisition of In Motion. Revenue from our OEM Solutions product line increased 4.2% compared to the fourth quarter of 2013 and was up 19.0% year-over-year, with increasing sales of 3G and 4G modules and strong contributions from Automotive, Energy, and PCOEM customers. As expected, consolidated gross margin percentage was down from the fourth quarter of 2013 and year-over-year due to changes in product and business segment mix, partially offset by lower product costs. Within each of the business segments, gross margin was stable compared to the fourth quarter of 2013.
Financial highlights for the three months ended March 31, 2014:
GAAP:

•	Revenue was a record $121.2 million, up 2.2% compared to $118.6 million in the fourth quarter of 2013 and up 19.5% compared to the first quarter of 2013.

•	Gross margin was 31.9%, compared to 32.4% in the fourth quarter of 2013 and 32.9% in the first quarter of 2013.

•
Net loss from continuing operations was $4.0 million and loss per share from continuing operations was $0.13 compared to a net loss from continuing operations of $1.9 million and a loss per share from continuing operations of $0.06 in the fourth quarter of 2013 and a loss of $7.9 million or $0.26 in the first quarter of 2013. Included in the loss for the first quarter of 2014 are $1.0 million of acquisition costs associated with the In Motion transaction.

NON-GAAP:

•	Gross margin was 32.0%, compared to 32.5% in the fourth quarter of 2013 and 33.0% in the first quarter of 2013.

•	Earnings from operations were $0.7 million, compared to $2.6 million in the fourth quarter of 2013 and a loss of $1.4 million in the first quarter of 2013.

•	Adjusted EBITDA was $4.1 million, compared to $6.2 million in the fourth quarter of 2013 and $1.8 million in the first quarter of 2013.

•
Net earnings from continuing operations were $0.5 million or $0.02 per diluted share, compared to net earnings from continuing operations of $3.1 million, or $0.10 per diluted share in the fourth quarter of 2013 and a loss of $0.7 million or $0.02 in the first quarter of 2013.

Selected Financial Information:

(in thousands of U.S. dollars, except where otherwise stated)
	2014	2013
	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$121,163	$441,860	$118,608	$112,262	$109,589	$101,401

Gross Margin
- GAAP	$38,597	$145,641	$38,443	$37,346	$36,474	$33,378
- Non-GAAP (1)	38,757	146,047	38,562	37,463	36,569	33,453

Gross Margin %
- GAAP	31.9%	33.0%	32.4%	33.3%	33.3%	32.9%
- Non-GAAP (1)	32.0%	33.1%	32.5%	33.4%	33.4%	33.0%

Earnings (loss) from operations
- GAAP	$(6,672)	$(17,664)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
- Non-GAAP (1)	720	5,053	2,593	2,402	1,470	(1,412)

Net earnings (loss) from continuing operations
- GAAP	$(4,005)	$(15,550)	$(1,945)	$1,075	$(6,742)	$(7,938)
- Non-GAAP (1)	483	6,942	3,122	3,483	1,046	(709)

Net earnings (loss) from discontinued operations
- GAAP	$—	$70,588	$1,078	$(505)	$68,152	$1,863
- Non-GAAP (1)	—	4,420	25	848	(49)	3,596

Net earnings (loss)
- GAAP	$(4,005)	$55,038	$(867)	$570	$61,410	$(6,075)
- Non-GAAP (1)	483	11,362	3,147	4,331	997	2,887

Adjusted EBITDA	$4,085	$18,702	$6,159	$5,870	$4,873	$1,800

Revenue by Segment:
OEM Solutions	$106,162	$382,016	$101,858	$95,850	$95,076	$89,232
Enterprise Solutions	15,001	59,844	16,750	16,412	14,513	12,169
	$121,163	$441,860	$118,608	$112,262	$109,589	$101,401
Share and per share data:
Basic and diluted net earnings (loss) from continuing operations per share (in dollars)
- GAAP	$(0.13)	$(0.50)	$(0.06)	$0.03	$(0.22)	$(0.26)
- Non-GAAP (1)	$0.02	$0.23	$0.10	$0.11	$0.03	$(0.02)
Basic and diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.13)	$1.79	$(0.03)	$0.02	$2.00	$(0.20)
- Non-GAAP (1)	$0.02	$0.37	$0.10	$0.14	$0.03	$0.09

Common shares (in thousands)
At period-end	31,432	31,098	31,098	30,762	30,618	30,791
Weighted average - basic	31,235	30,771	30,804	30,688	30,768	30,695
Weighted average - diluted	31,235	30,771	30,804	31,176	30,768	30,695

(1) Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, gain on sale of AirCard business, acquisition and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP financial measures” for additional details.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the three months ended March 31, 2014:

•
We announced the launch of our AirPrime EM7340 and EM7345 embedded wireless modules for 4G LTE networks. These devices are based on Intel chipsets and designed for integration into notebook computers and tablets, using a standardized M.2 form factor that is ideal for small, thin devices.

•
We introduced the Legato™ platform, an open source embedded platform built on Linux and designed to simplify the development of M2M applications from the device to the cloud. Legato includes Wind River Linux, a commercial-grade Linux distribution with a rich set of capabilities based on the latest open source technologies, along with a fully integrated application framework and feature-rich tools. It makes M2M application development quicker, easier, and more flexible by providing a tested and validated solution on an established, well-supported open source foundation with built-in connectivity, security, and management. Legato provides embedded M2M developers with a head start, significantly reducing the time and cost to build their solutions. It provides existing customizable components needed for M2M solutions across a wide range of target markets, including connected cars, smart meters, and industrial automation. Legato will be pre-integrated in all new smart modules from Sierra Wireless, starting with the AirPrime WP and AirPrime AR Series shipping later this year.

•
We announced the launch of the AirLink ES440 4G LTE gateway and terminal server. Targeted for the distributed enterprise market (customers with branch locations that are remote from main office infrastructure, such as retail chains or businesses with temporary locations), the AirLink ES440 provides mission-critical connectivity using 4G LTE networks when primary wireline internet connections are unavailable. It also supports a best-in-class business continuity strategy by allowing IT administrators to remotely troubleshoot and repair network equipment, reducing downtime and expensive site visits.

•
We signed a formal teaming agreement to work collaboratively with Tech Mahindra Ltd. to develop and deploy end-to-end M2M solutions for customers worldwide. The collaboration leverages our device-to-cloud offerings and Tech Mahindra's system integration and application development expertise to offer cost-effective, turnkey solutions tailored for prospective M2M customers in markets such as energy, transportation, industrial, and healthcare.

Outlook
In the second quarter of 2014, we expect revenue to increase sequentially and on a year-over-year basis, driven by broad based organic growth as well as the addition of revenue for a full quarter from In Motion. We expect gross margin percentage to improve slightly from the first quarter of 2014 and operating expenses to increase, primarily reflecting the addition of In Motion expenses for a full quarter.We believe that the market for wireless M2M solutions has strong long-term growth prospects. We anticipate strong growth in the number and type of devices being wirelessly connected, driven by a number of enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new devices and tools to simplify the development of M2M applications, and increased focus and investment from large ecosystem players. More importantly, we see strong customer demand emerging in many of our target verticals driven by increasing recognition of the value created by deploying M2M solutions, such as new revenue streams and cost efficiencies.
Key factors we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the level of success our OEM customers achieve with sales of connected solutions to end users;

•	our ability to secure future design wins with both existing and new customers;

•	our ability to develop and deliver products that meet our customer's functionality, quality, price and schedule requirements;

•	wireless technology transitions and the timing of deployment of new networks by wireless operators;

•	the availability of components from key suppliers; and

•	macro-economic conditions in the markets we serve.

We expect that product and price competition from other wireless device manufacturers will continue to play a role in the M2M market.   As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter to quarter depending on product, segment and customer mix, competitive selling prices and product costs.

CONSOLIDATED RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)
	Three months ended March 31
	2014		2013
	$	% of Revenue	$	% of Revenue
Revenue	121,163	100.0%	101,401	100.0%
Cost of goods sold	82,566	68.1%	68,023	67.1%
Gross margin	38,597	31.9%	33,378	32.9%

Expenses
Sales and marketing	12,366	10.2%	10,356	10.2%
Research and development	20,017	16.6%	18,363	18.1%
Administration	9,333	7.7%	8,123	8.0%
Restructuring	—	—%	117	0.1%
Integration	20	—%	27	—%
Acquisition	950	0.8%	—	—%
Amortization	2,583	2.1%	3,276	3.3%
	45,269	37.4%	40,262	39.7%
Loss from operations	(6,672)	(5.5)%	(6,884)	(6.8)%
Foreign exchange gain (loss)	392		(2,370)
Other income (expense)	26		(132)
Loss before income taxes	(6,254)		(9,386)
Income tax recovery	2,249		1,448
Net loss from continuing operations	(4,005)		(7,938)
Net earnings from discontinued operations	—		1,863
Net loss	(4,005)		(6,075)

Net earnings (loss) per share - Basic and diluted (in dollars)
Continuing operations	$(0.13)		$(0.26)
Discontinued operations	—		0.06
	$(0.13)		$(0.20)

Revenue
Revenue for the three months ended March 31, 2014 increased by $19.8 million, or 19.5%, to $121.2 million compared to the same period of 2013. The increase in revenue in the period was largely driven by growth in OEM Solutions, with particular strength in 3G and 4G sales and solid contribution from Automotive, Energy and PCOEM customers.

Our geographic revenue mix for the three months ended March 31, 2014 and 2013 was as follows:

Gross margin
Gross margin was 31.9% of revenue for the three months ended March 31, 2014, compared to gross margin of 32.9% in the same period of 2013. The decrease in gross margin was primarily related to product mix partially offset by lower product costs. Gross margin included stock-based compensation expense and related social taxes of $0.1 million and $0.1 million, respectively, for the three months ended March 31, 2014 and $0.1 million and nil for the three months ended March 31, 2013, respectively.

Sales and marketing
Sales and marketing expenses increased $2.0 million, or 19.4%, to $12.4 million in the three months ended March 31, 2014, compared to the same period of 2013. The increase in sales and marketing expenses was primarily due to targeted investments in our go to market capability and the additional sales and marketing expenses related to the acquisition of the M2M modules and modem business of AnyData Corporation ("AnyData") in October 2013 and the In Motion transaction in March 2014. Sales and marketing expenses included stock-based compensation expense and related social taxes of $0.4 million and $0.3 million, respectively, in the three months ended March 31, 2014 and $0.3 million and nil, in the three months ended March 31, 2013, respectively.

Research and development
Research and development (“R&D”) expenses increased by $1.7 million, or 9.0%, to $20.0 million in the three months ended March 31, 2014, compared to the same period of 2013. The increase in R&D expenses was primarily related to additional costs relating to the acquired AnyData and In Motion businesses.

R&D expenses included stock-based compensation expense and related social taxes of $0.4 million and $0.3 million, respectively, in the three months ended March 31, 2014 and $0.3 million and nil, in the three months ended March 31, 2013, respectively. R&D expenses also included acquisition amortization of $1.5 million in the three months ended March 31, 2014, compared to $1.4 million in the same period of 2013.

Administration
Administration expenses increased by $1.2 million, or 14.9%, to $9.3 million in the three months ended March 31,

2014, compared to the same period of 2013. The increase in administration expenses was primarily due to an increase in statutory employee benefits expenses. In addition, administration expenses in the three months ended March 31, 2013 included the favorable impact of a bad debt recovery of $0.5 million. Administration expenses included stock-based compensation expense and related social taxes of $1.3 million and $0.4 million, respectively, in the three months ended March 31, 2014 and $0.9 million and nil, in the three months ended March 31, 2013, respectively.

Acquisition
In the three months ended March 31, 2014, transaction costs of $1.0 million were expensed in association with the acquisition of In Motion.

Amortization
Amortization expense decreased by $0.7 million or 21.2%, to $2.6 million in the three months ended March 31, 2014, compared to the same period of 2013, primarily due to lower acquisition related amortization and amortization of intangible assets. Amortization expense for the three months ended March 31, 2014 included $1.7 million of acquisition amortization compared to $2.0 million in the same period of 2013.

Foreign exchange gain
Foreign exchange gain was $0.4 million for the three months ended March 31, 2014 compared to a loss of $2.4 million in the same period of 2013. Foreign exchange gain on revaluation of an intercompany loan to a self-sustaining subsidiary was nominal for the three months ended March 31, 2014 compared to a $1.8 million foreign exchange loss for the three months ended March 31, 2013.

Foreign exchange rate changes also impacted our Euro denominated revenue and Canadian dollar and Euro denominated operating expenses. We estimate that changes in exchange rates between 2014 and 2013 positively impacted our revenue in the three months ended March 31, 2014 by approximately $0.3 million and our operating expenses by approximately $0.5 million.

Income tax recovery
Income tax recovery increased by $0.8 million in the three months ended March 31, 2014 compared to the same period of 2013. The recovery in the first quarter of 2014 was primarily driven by the release of a FIN 48 provision which had become statute barred, partially offset by the impact of a shift in earnings between jurisdictions.

Net loss from continuing operations
Net loss from continuing operations in the three months ended March 31, 2014 decreased by $3.9 million to a net loss of $4.0 million, compared to the same period of 2013. This improvement reflects a foreign exchange gain compared to a foreign exchange loss in the same period of 2013 and higher income tax recovery in the three months ended March 31, 2014.

Net loss from continuing operations in the three months ended March 31, 2014 included stock-based compensation expense of $2.2 million, related social taxes of $1.1 and acquisition amortization of $3.1 million.

Net loss
Net loss decreased by $2.1 million in the three months ended March 31, 2014 to a net loss of $4.0 million, compared to the same period of 2013. Net loss improved mainly due to favorable foreign exchange rates and a higher income tax recovery partially offset by the absence of earnings from discontinued operations.

Weighted average number of shares
The weighted average diluted number of shares outstanding was 31.2 million for the three months ended March 31, 2014, compared to 30.7 million for the three months ended March 31, 2013.
The number of shares outstanding was 31.4 million and 30.8 million at March 31, 2014 and 2013, respectively.

SEGMENTED INFORMATION

Revenue and gross margin by segment for the three months ended March 31, 2014 and 2013 were as follows:

(in thousands of U.S. dollars, except where otherwise stated)
	Three months ended March 31
	2014	2013
OEM Solutions
Revenue	$106,162	$89,232
Cost of goods sold	75,634	62,622
Gross Margin	$30,528	$26,610
Gross Margin %	28.8%	29.8%

Enterprise Solutions
Revenue	$15,001	$12,169
Cost of goods sold	6,932	5,401
Gross Margin	$8,069	$6,768
Gross Margin %	53.8%	55.6%

OEM Solutions revenue increased by $16.9 million, or 19.0%, to $106.2 million in the three months ended March 31, 2014 compared to the same period ended 2013. This increase was primarily due to strong growth in 3G and 4G sales and solid contributions from Automotive, Energy and PCOEM customers.

Enterprise Solutions revenue increased by $2.8 million, or 23.3%, to $15.0 million in the three months ended March 31, 2014 compared to the same period ended 2013. The increase was due to increased sales of recently launched AirLink gateway products, plus a $1.3 million revenue contribution from In Motion.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2013. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)
	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$121,163	$118,608	$112,262	$109,589	$101,401	$109,405	$100,183	$95,398
Cost of goods sold	82,566	80,165	74,916	73,115	68,023	73,172	69,097	65,317
Gross margin	38,597	38,443	37,346	36,474	33,378	36,233	31,086	30,081
Gross margin %	31.9%	32.4%	33.3%	33.3%	32.9%	33.1%	31.0%	31.5%

Expenses
Sales and marketing	12,366	10,693	10,452	10,681	10,356	10,176	8,572	8,998
Research and development	20,017	19,074	17,806	17,869	18,363	16,294	15,886	14,674
Administration	9,333	8,841	9,297	8,903	8,123	7,743	8,013	8,562
Restructuring costs	—	14	14	26	117	42	498	1,531
Integration costs	20	—	—	—	27	—	—	—
Acquisition costs	950	369	139	—	—	387	2,196	599
Amortization	2,583	2,999	2,939	2,927	3,276	3,107	2,649	2,275
	45,269	41,990	40,647	40,406	40,262	37,749	37,814	36,639
Operating loss from continuing operations	(6,672)	(3,547)	(3,301)	(3,932)	(6,884)	(1,516)	(6,728)	(6,558)
Foreign exchange gain (loss)	392	1,921	2,563	1,709	(2,370)	1,608	1,176	336
Other income (expense)	26	26	(26)	34	(132)	35	(70)	10
Earnings (loss) from continuing operations before income tax	(6,254)	(1,600)	(764)	(2,189)	(9,386)	127	(5,622)	(6,212)
Income tax expense (recovery)	(2,249)	345	(1,839)	4,553	(1,448)	(15,396)	(2,010)	2,656
Net earnings (loss) from continuing operations	(4,005)	(1,945)	1,075	(6,742)	(7,938)	15,523	(3,612)	(8,868)
Net earnings (loss) from discontinued operations	—	1,078	(505)	68,152	1,863	4,083	7,279	12,449
Net earnings (loss)	$(4,005)	$(867)	$570	$61,410	$(6,075)	$19,606	$3,667	$3,581
Earnings (loss) per share - GAAP in dollars
Basic	$(0.13)	$(0.03)	$0.02	$2.00	$(0.20)	$0.64	$0.12	$0.12
Diluted	$(0.13)	$(0.03)	$0.02	$2.00	$(0.20)	$0.64	$0.12	$0.12
Weighted average number of shares (in thousands)
Basic	31,235	30,804	30,688	30,768	30,695	30,591	30,573	30,817
Diluted	31,235	30,804	31,176	30,768	30,695	30,774	30,573	30,817

See section on "Overview", for details of our first quarter of 2014 results compared to our first quarter of 2013 results.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(in thousands of U.S. dollars)	Three months ended March 31
	2014	2013	Change
Cash flows provided (used) before changes in non-cash working capital:	$7,194	$5,837	$1,357
Changes in non-cash working capital
Accounts receivable	860	(6,643)	7,503
Inventories	139	7,354	(7,215)
Prepaid expense and other	5,098	(9,044)	14,142
Accounts payable and accrued liabilities	(17,238)	(3,079)	(14,159)
Deferred revenue and credits	52	28	24
	(11,089)	(11,384)	295
Cash flows provided by (used in) :
Operating activities	(3,895)	(5,547)	1,652

Investing activities	(24,776)	(2,847)	(21,929)
Acquisition of In Motion	(22,578)	—	(22,578)
Capital expenditures and increase in intangible assets	(1,957)	(2,858)	901
Net change in short-term investments and other assets	(278)	—	(278)

Financing activities	2,613	100	2,513
Issue of common shares	2,725	2,104	621
Repurchase of common shares for cancellation	—	(1,377)	1,377

Operating Activities
Cash used in operating activities decreased $1.7 million during the three months ended March 31, 2014, compared to the same period of 2013. The decrease was primarily due to higher earnings in the three months ended March 31, 2014.

Investing Activities
Cash used in investing activities increased $21.9 million during the three months ended March 31, 2014, compared to the same period of 2013 and primarily reflects the acquisition of In Motion.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licensing costs.
Financing Activities
Cash generated from financing activities increased $2.5 million during the three months ended March 31, 2014, compared to the same period of 2013. The higher cash generated from financing activities was due to higher issuances of common shares in connection with stock option exercises and the absence of share repurchases under the Company's normal course issuer bid which expired in February 2014.

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses and other obligations discussed below. We continue to believe our cash and cash equivalents balance of $151.3 million at March 31, 2014 and cash generated from continuing operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans. Our capital expenditures during the second quarter of 2014 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2014.

Payments due by period (In thousands of dollars)	2014	2015	2016	2017	2018	Thereafter
Operating lease obligations	$3,583	$4,044	$3,979	$3,828	$3,717	$7,166
Capital lease obligations	293	240	83	10	—	—
Purchase obligations (1)	84,539	—	—	—	—	—
Other long-term liabilities (2)	—	20,687	—	—	—	1,933
Total	$88,415	$24,971	$4,062	$3,838	$3,717	$9,099
(1) Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between April 2014 and June 2014.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources

(In thousands of dollars)	2014	2013
	Mar 31	Dec 31	Sep 30	June 30	Mar 31
Cash and cash equivalents	$151,339	$177,416	$183,220	$166,573	$55,923
Short-term investments	—	2,470	5,221	10,000	—
	151,339	179,886	188,441	176,573	55,923
Unused credit facilities	10,000	10,000	10,000	10,000	50,000
Total	$161,339	$189,886	$198,441	$186,573	$105,923

Credit Facilities
On October 31, 2013, we renewed our $10 million revolving term credit facility ("Revolving Facility") for a two year term expiring on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at March 31, 2014, there were no borrowings under the Revolving Facility.

Letters of Credit
We have entered into a standby letter of credit facility agreement under which we have issued two performance bonds to third party customers in accordance with specified terms and conditions. At March 31, 2014, we had two Euro denominated performance bonds amounting to €50 thousand expiring in June 2014 (December 2013 - €50 thousand). The carrying value of these instruments approximates their fair market value.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.

Adjusted EBITDA as defined equates earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment and amortization. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)
	2014	2013
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$38,597	$145,641	$38,443	$37,346	$36,474	$33,378
Stock-based compensation and related social taxes	160	406	119	117	95	75
Gross margin - Non-GAAP	$38,757	$146,047	$38,562	$37,463	$36,569	$33,453

Loss from operations - GAAP	$(6,672)	$(17,664)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
Stock-based compensation and related social taxes	3,304	7,990	2,177	2,145	2,013	1,655
Acquisition	950	508	369	139	—	—
Restructuring	—	171	14	14	26	117
Integration	20	27	—	—	—	27
Impairment of an asset in R&D	—	280	—	—	—	280
Acquisition related amortization	3,118	13,741	3,580	3,405	3,363	3,393
Earnings (loss) from operations - Non-GAAP	$720	$5,053	$2,593	$2,402	$1,470	$(1,412)
Amortization (excluding acquisition related amortization)	3,365	13,649	3,566	3,468	3,403	3,212
Adjusted EBITDA	$4,085	$18,702	$6,159	$5,870	$4,873	$1,800

Net earnings (loss) from continuing operations - GAAP	$(4,005)	$(15,550)	$(1,945)	$1,075	$(6,742)	$(7,938)
Stock-based compensation and related social taxes, restructuring and other, integration, and acquisition related amortization, net of tax	7,389	22,620	6,112	5,760	5,393	5,355
Unrealized foreign exchange loss (gain)	(382)	(3,912)	(1,970)	(2,457)	(1,359)	1,874
Income tax adjustments	(2,519)	3,784	925	(895)	3,754	—
Net earnings (loss) from continuing operations - Non-GAAP	$483	$6,942	$3,122	$3,483	$1,046	$(709)

Net earnings (loss) from discontinued operations - GAAP	$—	$70,588	$1,078	$(505)	$68,152	$1,863
Stock-based compensation and disposition costs	—	4,014	3	1,402	876	1,733
Gain on sale of AirCard business	—	(70,182)	(1,056)	(49)	(69,077)	—
Net earnings (loss) from discontinued operations - Non-GAAP	$—	$4,420	$25	$848	$(49)	$3,596

Net earnings (loss) - GAAP	$(4,005)	$55,038	$(867)	$570	$61,410	$(6,075)
Net earnings (loss) - Non-GAAP	483	11,362	3,147	4,331	997	2,887

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.13)	$(0.50)	$(0.06)	$0.03	$(0.22)	$(0.26)
Non-GAAP - (in dollars)	$0.02	$0.23	$0.10	$0.11	$0.03	$(0.02)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.13)	$1.79	$(0.03)	$0.02	$2.00	$(0.20)
Non-GAAP - (in dollars)	$0.02	$0.37	$0.10	$0.14	$0.03	$0.09

OFF-BALANCE SHEET ARRANGEMENTS
We did not have any off-balance sheet arrangements during the three months ended March 31, 2014 and 2013.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three months ended March 31, 2014 and 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.

The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 27 to 31 of our 2013 Annual Report. There were no significant changes in our critical accounting policies in the first quarter of 2014.

OUTSTANDING SHARE DATA
As of the date of this MD&A, the Company had 31,436,398 common shares issued and outstanding, 1,509,614 stock options exercisable into common shares and 589,739 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted this presentation standard on January 1, 2014.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three months ended March 31, 2014 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In November 2013, we filed a complaint against Nokia Corporation with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them and the parties' filings. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia Corporation against Sierra Wireless, for alleged unpaid royalties of approximately $29 million. Both parties in the arbitration have filed their responses and we are currently awaiting ICC's appointment of an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. It is anticipated that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. These trials are anticipated to occur in Q2 2015. Any appeals from the claim construction order may follow the disposition of these trials. In February 2014, we filed a declaratory judgment action in the same court seeking a declaration of non-infringement with respect to a recently issued patent held by M2M, which patent is a continuation of the patents-in-suit in the original lawsuit filed against us by M2M. This action has not yet been served on M2M.
In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple Inc. ("Apple"), pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. These orders have been appealed by GBT to the United States Court of Appeals for the Federal Circuit. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which is set for trial in the Central District of California in June 2014. A claim construction order was issued in this case in June 2013.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The lawsuit is in the early stages.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. The lawsuits are in the early stages and, in March 2014, we filed motions of intervention in two of the cases.
In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction; therefore, the matter is currently being reviewed by the District Court Judge.
In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There are currently 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The lawsuit is currently in the discovery phase and the claim construction order was released in April 2014.
A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. A claim construction hearing was held in the Puerto Rico case in November 2013 and the claim construction order is pending.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face. Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future. If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.
Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	Price and product competition which may result in lower selling prices for some of our products or lost market share;

•	Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	Demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•
Development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	Transition periods associated with the migration to new technologies;

•	Potential commoditization and saturation in certain markets;

•	Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	Product mix of our sales. Our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line;

•	Possible delays or shortages in component supplies;

•	Possible delays in the manufacture or shipment of current or new products;

•	Possible product quality or factory yield issues that may increase our cost of goods sold;

•	Concentration in our customer base;

•	Seasonality in demand;

•	Amount of inventory held by our channel partners;

•	Possible accounts receivable collection issues;

•	Possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	Achievement of milestones related to our professional services contracts; and

•	Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.
Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially. In the three months March 31, 2014, no customer individually accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations. In the three months ended March 31, 2013, one customer accounted for 12% of our aggregated revenue from continuing and discontinued operations.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future we may continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our business operating results and financial condition.
Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement on intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	We may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	Management attention and resources may be diverted;

•	Our relationships with customers may be adversely affected; and

•	We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.
We may be unable to continue to license necessary third party technology on commercially reasonable terms, if at all.
We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.
Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. From time to time, certain components used in our products have been, and may continue to be, in short supply worldwide. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•	Our ability to attract and retain skilled technical employees;

•	The availability of critical components from third parties;

•	Our ability to successfully complete the development of products in a timely manner;

•	The ability of third parties to complete and deliver on outsourced product development engagements; and

•	Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' future needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.
We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	The absence of guaranteed or adequate manufacturing capacity;

•
Potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.
Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.
Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. Despite the sophisticated testing and certification processes for our products, it is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

Contractual disputes could have a material adverse effect on our business.
Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.
Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.
A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.
It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.
Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, and the Euro may affect our operating results.
We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.
The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro. To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.
As our business expands internationally, we will be exposed to additional risks relating to international operations.
We intend to continue to grow our international business operations. Our international operations expose us to additional risks unique to such international markets, including but not limited to the following:

•	Increased credit management risks and greater difficulties in collecting accounts receivable;

•	Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•	Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•	Economic or political instability;

•	Potential adverse tax consequences;

•	Difficulty in managing a worldwide workforce in compliance with business practices and local laws, that vary from country to country; and

•	Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Furthermore, loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, business and profitability.
We rely on certain internal processes, infrastructure and information technology systems to efficiently operate and report on our business.
The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate or accurately report on our business.
Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. For example, on August 1, 2012, we acquired Sagemcom's M2M business, on October 16, 2013 we completed the acquisition of AnyData's M2M modules and modem business and on March 3, 2014 we completed the acquisition of In Motion Technology. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including but not limited to the following:

•
Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of our acquired company and deficiencies in internal controls over financial reporting of our acquired Company;

•	Higher than anticipated acquisition and integration costs and expenses;

•	The difficulty and expense of integrating the operations and personnel of the acquired companies;

•	Possible use of cash to support the operations of an acquired business;

•	Possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	Disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	The potential loss of key employees and customers;

•	A possible decrease in our share price, if, as a result of the growth of the Company, we decide to raise additional capital through an offering of common shares, preference shares or debt; and

•	Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, the Company may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business to NetGear Inc.. In doing so, the Company may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
Misappropriation of our intellectual property could place us at a competitive disadvantage.
Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.
Our strategies to deter misappropriation could be inadequate due to the following risks:

•	Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	Undetected misappropriation of our intellectual property;

•	The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.
In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. Although we have certain insurance policies in place to transfer risk, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on wireless network carriers to promote and offer acceptable wireless data and voice communications services for our products to operate.
Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers' ability to grow their subscriber base. If these network carriers delay the deployment or expansion of next generation networks, fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.
Government regulations could result in increased costs and inability to sell our products.
Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, the Company is required to conduct certain country of origin and due diligence procedures in order to meet the reporting requirements for 2013 and future years. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of the Company's products. Also, since the Company's supply chain is complex, the Company may be unable to sufficiently verify the origins for all metals used in the Company's products through its supplier due diligence procedures.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$151,339	$177,416
Short-term investments	—	2,470
Accounts receivable, net of allowance for doubtful accounts of $2,326 (December 31, 2013 - $2,279)	116,796	112,490
Inventories (note 5)	9,191	8,253
Deferred income taxes	2,393	2,391
Prepaids and other (note 6)	23,965	28,741
	303,684	331,761
Property and equipment	21,076	21,982
Intangible assets	53,578	43,631
Goodwill	112,015	102,718
Deferred income taxes	4,208	7,176
Other assets	7,490	4,732
	$502,051	$512,000

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	$111,015	$124,846
Deferred revenue and credits	4,155	2,481
	115,170	127,327
Long-term obligations (note 8)	22,890	21,550
Deferred income taxes	505	127
	138,565	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 31,431,851 shares (December 31, 2013 - 31,097,844 shares)	333,945	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 81,475 shares (December 31, 2013 – 507,147 shares)	(796)	(5,137)
Additional paid-in capital	21,813	25,996
Retained earnings	15,362	19,367
Accumulated other comprehensive loss (note 9)	(6,838)	(6,858)
	363,486	362,996
	$502,051	$512,000
Commitments and contingencies (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2014	2013
Revenue	$121,163	$101,401
Cost of goods sold	82,566	68,023
Gross margin	38,597	33,378

Expenses
Sales and marketing	12,366	10,356
Research and development	20,017	18,363
Administration	9,333	8,123
Restructuring	—	117
Integration	20	27
Acquisition (note 3)	950	—
Amortization	2,583	3,276
	45,269	40,262
Loss from operations	(6,672)	(6,884)
Foreign exchange gain (loss)	392	(2,370)
Other income (expense)	26	(132)
Loss before income taxes	(6,254)	(9,386)
Income tax recovery	2,249	1,448
Net loss from continuing operations	(4,005)	(7,938)
Net earnings from discontinued operations	—	1,863
Net loss	$(4,005)	$(6,075)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	20	(904)
Comprehensive loss	$(3,985)	$(6,979)
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) (note 13)
Continuing operations	$(0.13)	$(0.26)
Discontinued operations	0.00	0.06
	$(0.13)	$(0.20)
Weighted average number of shares outstanding (in thousands) (note 13)
Basic	31,235	30,695
Diluted	31,235	30,695

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056

Common share cancellation	(510,439)	(5,384)	—	—	—	(388)	—	(5,772)
Stock option exercises	965,228	11,853	—	—	(3,747)	—	—	8,106
Stock-based compensation	—	—	—	—	9,347	—	—	9,347
Purchase of treasury shares for RSU distribution	—	—	270,265	(3,433)	—	—	—	(3,433)
Distribution of vested RSUs	50,632	389	(479,431)	3,468	(4,265)	—	—	(408)
Tax benefit from equity awards	—	—	—	—	1,458	—	—	1,458
Net earnings	—	—	—	—	—	55,038	—	55,038
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	604	604
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996

Stock option exercises (note 11)	292,754	3,941	—	—	(1,216)	—	—	2,725
Stock-based compensation (note 11)	—	—	—	—	2,251	—	—	2,251
Distribution of vested RSUs	41,253	376	(425,672)	4,341	(5,218)	—	—	(501)
Net loss	—	—	—	—	—	(4,005)	—	(4,005)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	20	20
Balance as at March 31, 2014	31,431,851	$333,945	81,475	$(796)	$21,813	$15,362	$(6,838)	$363,486
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2014	2013
Cash flows provided by (used in):
Operating activities
Net loss	$(4,005)	$(6,075)
Items not requiring (providing) cash
Amortization	6,483	7,511
Stock-based compensation (note 11)	2,251	1,928
Deferred income taxes	2,966	(31)
Gain on disposal of property and equipment	(14)	—
Impairment of assets related to discontinued operations	—	1,004
Other	14	1,750
Taxes paid related to net settlement of equity awards	(501)	(250)
Changes in non-cash working capital
Accounts receivable	860	(6,643)
Inventories	139	7,354
Prepaid expenses and other	5,098	(9,044)
Accounts payable and accrued liabilities	(17,238)	(3,079)
Deferred revenue and credits	52	28
Cash flows used in operating activities	(3,895)	(5,547)
Investing activities
Additions to property and equipment	(1,430)	(2,199)
Proceeds from sale of property and equipment	37	11
Increase in intangible assets	(527)	(659)
Acquisition of In Motion Technology, net of cash acquired (note 3)	(22,578)	—
Net change in short-term investments	2,470	—
Increase in other assets	(2,748)	—
Cash flows used in investing activities	(24,776)	(2,847)
Financing activities
Issuance of common shares	2,725	2,104
Repurchase of common shares for cancellation	—	(1,377)
Decrease in other long-term obligations	(112)	(627)
Cash flows provided by financing activities	2,613	100
Effect of foreign exchange rate changes on cash and cash equivalents	(19)	571
Cash and cash equivalents, decrease in the period	(26,077)	(7,723)
Cash and cash equivalents, beginning of period	177,416	63,646
Cash and cash equivalents, end of period	$151,339	$55,923
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2013 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2013 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES
In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted this presentation standard on January 1, 2014.

3.	ACQUISITION OF IN MOTION TECHNOLOGY
On March 3, 2014, we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for a cash consideration of $24.8 million, subject to customary post-closing adjustments. In Motion is a leader in mobile enterprise networks that provides customers with fleets in mission critical environments with a secure, managed end-to-end communications system. In Motion's solutions are used by public safety, transit and utility fleets across the US and Canada.

In Motion's results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 3, 2014.  The excess of the purchase price over the preliminary value assigned to the net assets acquired was recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	2,255
Accounts receivable	5,105
Prepaid and other assets	329
Inventory	1,059
Property and equipment	84
Identifiable intangible assets	13,529
Goodwill	9,311
31,672
Liabilities assumed
Accounts payable and accrued liabilities	4,264
Deferred revenue	2,197
Deferred income tax	378
Fair value of net assets acquired	24,833

The preliminary goodwill of $9.3 million resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Backlog	7 months	358
Customer relationships	13 years	8,739
Existing technology	7 years	3,144
IPRD	5 years	1,288
		13,529

The amounts of revenue and net earnings of In Motion included in our consolidated statements of operations from the acquisition date, through the period ended March 31, 2014, was as follows:

March 3, 2014 to March 31, 2014
Revenue	$1,281
Net earnings (loss)	(220)

The following table presents the unaudited pro forma results for the three months ended March 31, 2014 and 2013. The unaudited pro forma financial information combines the results of operations of Sierra Wireless, Inc. and In Motion as though the businesses had been combined as of the beginning of fiscal 2013. The pro forma financial information is presented for informational purposes only and is not indicative of the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Three months ended March 31,
	2014	2013
Pro forma information
Revenue	$122,919	$104,152
Earnings (loss) from operations	(7,875)	(7,981)
Net earnings (loss)	(5,001)	(7,144)

Basic earnings (loss) per share (in dollars)	$(0.16)	$(0.23)
Diluted earnings (loss) per share (in dollars)	(0.16)	(0.23)

4.	DISPOSITION OF AIRCARD BUSINESS
On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our Aircard business to Netgear, Inc. ("Netgear") for total proceeds of $136.6 million after final inventory adjustments plus assumed liabilities. After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $70.2 million. On April 3, 2014, we received the full $13.8 million cash proceeds held in escrow for realized net cash proceeds of $127.1 million from the divestiture after giving consideration to related taxes and transaction costs.

5.	INVENTORIES
The components of inventories were as follows:

	March 31, 2014	December 31, 2013
Electronic components	$2,776	$2,930
Finished goods	6,415	5,323
	$9,191	$8,253

6.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	March 31, 2014	December 31, 2013
Inventory advances	$16,971	$21,382
Insurance and licenses	3,158	4,735
Other	3,836	2,624
	$23,965	$28,741

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	March 31, 2014	December 31, 2013
Trade payables	$53,431	$60,568
Inventory commitment reserve	1,870	1,797
Accrued royalties	21,152	22,960
Accrued payroll and related liabilities	12,480	11,087
Taxes payable (including sales taxes)	5,881	11,861
Product warranties (note 14 (a)(ii))	4,957	5,861
Marketing development funds	291	302
Other	10,953	10,410
	$111,015	$124,846

8.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	March 31, 2014	December 31, 2013
Accrued royalties	$18,516	$17,605
Other	4,374	3,945
	$22,890	$21,550

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, net of taxes, were as follows:

	March 31, 2014	December 31, 2013
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(6,288)	(6,308)
	$(6,838)	$(6,858)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

10.	SHARE CAPITAL
On February 6, 2013, we received regulatory approval allowing us to purchase for cancellation up to 1,529,687 of our common shares under a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and NASDAQ Global Market. The Bid commenced on February 14, 2013 and terminated on February 13, 2014. During the course of the Bid, we purchased and canceled 510,439 shares. Purchases and cancellations during the three months ended March 31, 2014 were nil (three months ended March 31, 2013 - 124,300 shares).

11.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended March 31,
	2014	2013
Cost of goods sold	$124	$75
Sales and marketing	448	336
Research and development	414	303
Administration	1,265	941
Continuing operations	2,251	1,655
Discontinued operations	—	273
	$2,251	$1,928

Stock option plan	563	596
Restricted stock plan	1,688	1,332
	$2,251	$1,928

As at March 31, 2014, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,836 and $11,945 (2013 – $5,815 and $11,239), respectively, which is expected to be recognized over weighted average periods of 2.8 and 1.8 years (2013 – 2.9 and 2.1 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Stock option plan

The following table presents stock option activity for the period:

	Three months ended March 31,
Number of Options	2014	2013
Outstanding, beginning of period	1,537,586	2,355,877
Granted	271,776	615,127
Exercised	(292,754)	(295,206)
Forfeited / expired	(2,313)	(393,349)
Outstanding, end of period	1,514,295	2,282,449
Exercisable, beginning of period	470,638	1,220,948
Exercisable, end of period	417,234	791,418

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at March 31, 2014, stock options exercisable into 1,628,890 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2014 was $3,022, (three months ended March 31, 2013 - $1,198).

The fair value of share options was estimated on the date of grant using the Black-Scholes option‑pricing model with the following assumptions:

	Three months ended March 31,
	2014	2013
Risk-free interest rate	1.23%	0.90%
Annual dividends per share	Nil	Nil
Expected stock price volatility	46%	50%
Expected option life (in years)	4.0	4.0
Estimated forfeiture rate	3.5%	3.5%
Average fair value of options granted (in dollars)	$7.03	$4.50

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Restricted share plans

The following table summarizes the RSU activity for the period:

	Three months ended March 31,
Number of RSUs	2014	2013
Outstanding, beginning of period	1,442,115	1,224,995
Granted	317,059	620,209
Vested	(492,620)	(453,874)
Forfeited	—	(6,076)
Outstanding, end of period	1,266,554	1,385,254

Outstanding – vested and not settled	67,624	32,281
Outstanding – unvested	1,198,930	1,352,973
Outstanding, end of period	1,266,554	1,385,254

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and NASDAQ, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The aggregate intrinsic value of RSUs that vested and settled in the three months ended March 31, 2014 was $9,560 (three months ended March 31, 2013 – $4,995).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

12.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at March 31, 2014 was $nil (December 31, 2013 - $2,470). Our short-term investments are classified within Level 1 of the valuation hierarchy. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our long-term liabilities approximate their fair values.

(b) Credit Facilities
On October 31, 2013, we renewed our $10.0 million revolving term credit facility ("Revolving Facility") for a two-year term which expires on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. Other terms of the facility remain substantially unchanged. As at March 31, 2014, there were no borrowings under the Revolving Facility.

(c) Letters of credit
We have entered into a standby letter of credit facility agreement under which we have issued two Euro denominated performance bonds amounting to €50 thousand expiring in June 2014 (December 2013 - €50 thousand).  The carrying value of these instruments approximate their fair market value.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

13.	EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended March 31,
	2014	2013
Net earnings (loss) from continuing operations	$(4,005)	$(7,938)
Net earnings (loss) from discontinued operations	—	1,863
Net earnings attributable to shareholders	$(4,005)	$(6,075)

Weighted average shares used in computation of:
Basic	31,235	30,695
Assumed conversion	—	—
Diluted	31,235	30,695

Basic and dilutive earnings per share attributable to shareholders (in dollars):
Continuing operations	(0.13)	(0.26)
Discontinued operations	—	0.06
	$(0.13)	$(0.20)

As the Company incurred a loss, all unexercised equity awards were anti-dilutive and are excluded from the diluted weighted average shares.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

14.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties were as follows:

Three months ended March 31, 2014
Balance, beginning of period	$5,861
Provisions	979
Expenditures	(2,023)
Liabilities from acquisition of In Motion	140
Balance, end of period	$4,957

(b) Other commitments

We have entered into purchase commitments totaling approximately $84,539, net of related electronic components inventory of $1,559 (December 31, 2013 – $77,708, net of electronic components inventory of $2,155), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between April 2014 and June 2014. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business. We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation. While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In November 2013, we filed a complaint against Nokia Corporation with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them and the parties' filings. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia Corporation against Sierra Wireless, for alleged unpaid royalties of approximately $29 million. Both parties in the arbitration have filed their responses and we are currently awaiting ICC's appointment of an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. It is anticipated that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. These trials are anticipated to occur in Q2 2015. Any appeals from the claim construction order may follow the disposition of these trials. In February 2014, we filed a declaratory judgment action in the same court seeking a declaration of non-infringement with respect to a recently issued patent held by M2M, which patent is a continuation of the patents-in-suit in the original lawsuit filed against us by M2M. This action has not yet been served on M2M.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple Inc. ("Apple"), pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

and denying Apple's motion for summary judgment on invalidity. These orders have been appealed by GBT to the United States Court of Appeals for the Federal Circuit. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which is set for trial in the Central District of California in June 2014. A claim construction order was issued in this case in June 2013.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The lawsuit is in the early stages.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. The lawsuits are in the early stages, and in March 2014 we filed motions of intervention in two of the cases.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction; therefore, the matter is currently being reviewed by the District Court Judge.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There are currently 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The lawsuit is currently in the discovery phase and the claim construction order was released in April 2014.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. A claim construction hearing was held in the Puerto Rico case in November 2013 and the claim construction order is pending.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

15.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

16.    SEGMENTED INFORMATION

	OEM Solutions	Enterprise Solutions	Total

Three months ended March 31, 2014
Revenue	$106,162	$15,001	$121,163
Cost of goods sold	75,634	6,932	82,566
Gross margin	$30,528	$8,069	$38,597
Gross margin %	28.8%	53.8%	31.9%
Expenses			45,269
Loss from operations			$(6,672)

Three months ended March 31, 2013
Revenue	$89,232	$12,169	$101,401
Cost of goods sold	62,622	5,401	68,023
Gross margin	$26,610	$6,768	$33,378
Gross margin %	29.8%	55.6%	32.9%
Expenses			40,262
Loss from operations			$(6,884)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. We did not have any customers during the three months ended March 31, 2014 and 2013 that accounted for more than 10% of our revenue from continuing operations.